FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of November 2007

HOLMES FINANCING (No 1) PLC

HOLMES FUNDING LIMITED

HOLMES TRUSTEES LIMITED

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

Holmes Financing (No. 1) PLC
Profit & Loss Account
Period Ended 15 October 2007

	This Quarter	Prior Quarter
	£'000	£'000

Interest receivable - Inter-company loan	5,332	13,419
Interest receivable - Cash deposits	0	0
	5,332	13,420

Interest payable - Notes	(5,332)	(13,419)
Interest payable	-	-
	(5,332)	(13,419)

Net operating income	0	0

Fair value derivative	(91)	140
Other income
Operating expenses	-	-

Profit on ordinary activities before taxation	(91)	140

Taxation	27	(42)

Profit on ordinary activities after taxation	(63)	98

Dividend	-	-

Retained profit brought forward	911	813

Retained profit carried forward	848	911

Holmes Financing (No. 1) PLC
Balance Sheet
Period Ended 15 October 2007

		£'000

Fixed asset investments
Loans to Funding		275,000

Current assets
Amounts due from group companies	20
Cash at bank	21
Fair value derivative	1,172
	1,213

Creditors: Amounts falling due within one year
Sundry creditors	352
	352

Net current assets		861

Total assets less current liabilities		275,861

Creditors: Amounts falling due after more than one year
Amounts due to noteholders		(275,000)

Net assets		861

Capital and reserves
Share capital		13
Reserves		848
		861

Holmes Financing (No. 1) PLC
Notes Outstanding
Period Ended 15 October 2007

	ISIN / CUSIP Number	Currency	Reference Rate
Series 1 Class A	US436382AA36	US$	3 month USD Libor
Series 1 Class B	US436382AB19	US$	3 month USD Libor
Series 1 Class C	US436382AC91	US$	3 month USD Libor
Series 2 Class A	US436382AD74	US$	3 month USD Libor
Series 2 Class B	US436382AE57	US$	3 month USD Libor
Series 2 Class C	US436382AF23	US$	3 month USD Libor
Series 3 Class A1	XS0114776585	GBP	3 month Sterling Libor
Series 3 Class A2	XS0114776825	EUR	3 month Euribor
Series 3 Class B	XS0114777807	GBP	3 month Sterling Libor
Series 3 Class C	XS0114778953	GBP	3 month Sterling Libor
Series 4 Class A	XS0114779845	GBP	Fixed Rate
Series 4 Class B	XS0114780181	GBP	3 month Sterling Libor
Series 4 Class C	XS0114780421	GBP	3 month Sterling Libor

	Step Up Date	Expected Repayment Date	Initial Margin	Step up Margin

Series 1 Class A	July 2010	July 2003	14	N/A
Series 1 Class B	July 2010	October 2003	38	138
Series 1 Class C	July 2010	October 2003	103	203
Series 2 Class A	July 2010	July 2005	19	N/A
Series 2 Class B	July 2010	October 2005	41	141
Series 2 Class C	July 2010	October 2005	115	215
Series 3 Class A1	July 2010	July 2007	26	N/A
Series 3 Class A2	July 2010	July 2007	26	N/A
Series 3 Class B	July 2010	October 2007	45	145
Series 3 Class C	July 2010	October 2007	160	260
Series 4 Class A	July 2010	July 2010	6.62%	125
Series 4 Class B	July 2010	July 2010	62	162
Series 4 Class C	July 2010	July 2010	175	275

	Payment Frequency	Next Payment date	Moody's	S&P	Fitch Ratings
Series 1 Class A	Quarterly	N/A	Aaa	AAA	AAA
Series 1 Class B	Quarterly	N/A	Aa3	AA	AA
Series 1 Class C	Quarterly	N/A	Baa2	BBB	BBB
Series 2 Class A	Quarterly	N/A	Aaa	AAA	AAA
Series 2 Class B	Quarterly	N/A	Aa3	AA	AA
Series 2 Class C	Quarterly	N/A	Baa2	BBB	BBB
Series 3 Class A1	Quarterly	N/A	Aaa	AAA	AAA
Series 3 Class A2	Quarterly	N/A	Aaa	AAA	AAA
Series 3 Class B	Quarterly	N/A	Aa3	AA	AA
Series 3 Class C	Quarterly	N/A	Baa2	BBB	BBB
Series 4 Class A	Semi Annually	15-Jan-2008	Aaa	AAA	AAA
Series 4 Class B	Quarterly	15-Jan-2008	Aa3	AA	AA
Series 4 Class C	Quarterly	15-Jan-2008	Baa2	BBB	BBB

Holmes Financing (No. 1) PLC
Notes Outstanding
Period Ended 15 October 2007

	Initial note balance	Previous Principal	Redemptions	Current Principal
Series 1 Class A	$900,000,000	$0	$0	$0
Series 1 Class B	$31,500,000	$0	$0	$0
Series 1 Class C	$42,000,000	$0	$0	$0
Series 2 Class A	$975,000,000	$0	$0	$0
Series 2 Class B	$34,500,000	$0	$0	$0
Series 2 Class C	$45,000,000	$0	$0	$0
Series 3 Class A1	£375,000,000	£0	£0	£0
Series 3 Class A2	€320,000,000	€0	€0	€0
Series 3 Class B	£24,000,000	£24,000,000	£24,000,000	£0
Series 3 Class C	£30,000,000	£30,000,000	£30,000,000	£0
Series 4 Class A	£250,000,000	£250,000,000	£0	£250,000,000
Series 4 Class B	£11,000,000	£11,000,000	£0	£11,000,000
Series 4 Class C	£14,000,000	£14,000,000	£0	£14,000,000

	Currency Swap Counterparty		Current Rating	Rating Trigger	Comments
			Moodys / S&P / Fitch	Moodys / S&P / Fitch
Series 1 Class A	Citibank		Aaa / AA+ / AA	below Aa3 / AA- / AA-	Series Repaid
Series 1 Class B	Citibank		Aaa / AA+ / AA	below Aa3 / AA- / AA-	Series Repaid
Series 1 Class C	Citibank		Aaa / AA+ / AA	below Aa3 / AA- / AA-	Series Repaid
Series 2 Class A	Gen Re		Aaa / AAA / AA+	below Aa3 / AA- / AA-	Series Repaid
Series 2 Class B	Gen Re		Aaa / AAA / AA+	below Aa3 / AA- / AA-	Series Repaid
Series 2 Class C	Gen Re		Aaa / AAA / AA+	below Aa3 / AA- / AA-	Series Repaid
Series 3 Class A1	GBP - n/a				Series Repaid
Series 3 Class A2	Citibank		Aaa / AA+ / AA	below Aa3 / AA- / AA-	Series Repaid
Series 3 Class B	GBP - n/a				Series Repaid
Series 3 Class C	GBP - n/a				Series Repaid
Series 4 Class A	Citibank		Aaa / AA+ / AA	below Aa3 / AA- / AA-
Series 4 Class B	GBP - n/a
Series 4 Class C	GBP - n/a

Holmes Funding Limited
Profit & Loss Account
Period Ended 15 October 2007

	This Quarter	Prior Quarter
	£'000	£'000

Interest receivable - Mortgages less Swaps	403,620	334,842
Interest receivable - Cash Deposits	43,790	30,952
Gain/(Loss) on fair value of interest rate swap	85,635	25,490
	533,045	391,284

Interest payable - Inter-company loans	(416,681)	(318,814)
Interest payable - Start up loans	-	-
	(416,681)	(318,814)

Net operating income	116,364	72,470

Other income	9,914	8,465
Provisions	(1,063)	(2,213)
Expenses	(6,425)	(4,173)
Start up costs amortisation	(2,840)	(2,487)
Deferred consideration	(30,315)	(46,570)

Profit/(loss) on ordinary activities before taxation	85,635	25,492

Taxation	(25,690)	(7,647)

Profit/(loss) on ordinary activities after taxation	59,945	17,845

Dividend	-	-

Retained profit/(loss) brought forward	48,803	30,958

Retained profit/(loss) carried forward	108,748	48,803

Holmes Funding Limited
Balance Sheet
Period Ended 15 October 2007

	£'000	£'000

Fixed asset investments
Beneficial interest in Trust mortgage portfolio		22,889,030
Beneficial interest in Trust cash at bank		-
Fair value of interest rate swap		-

Current assets
Amounts owed by Trustee	134,982
Deferred expenditure (costs of securing)	16,093
Sundry debtors	-
Deferred taxation / group relief receivable
Cash at bank:	420,000
Reserve funding	10,000
Transaction account	865
Funding GIC account	815,576
	1,397,516
Creditors: Amounts falling due within one year
Deferred consideration creditor	202,964
Interest payable - start up loans	-
Amounts due to Trustee	-
Interest payable - Inter-company loans	-
Sundry creditors	176,086
Deferred taxation / group relief receivable	46,523
Corporation Taxation	57
	425,630

Net current assets		971,886

Total assets less current liabilities		23,860,916

Creditors: Amounts falling due after more than one year
Inter-company loans		(23,675,168)
Start up loans		(77,000)

Net assets		108,748

Capital and reserves
Share capital (£2)		-
Reserves		108,748
		108,748

Holmes Funding Limited
Notes to Balance Sheet
Period Ended 15 October 2007

	£'000		£'000	£'000	£'000

Balance on cash accumulation ledger			771,870

Available credit enhancement

	First Reserve		Second Reserve	Funding Reserve

Reserve funds at closing	351,000		-	-

Initial closing reserve funds	417,830		-	-
Drawings to make bullet repayment	-		-	-
Other drawings	-		-	-
Transfers from revenue receipts	2,170		-	10,000
Closing reserve balance	420,000		-	10,000

Target reserve funds	420,000		-	10,000

Principal deficiency ledger	AAA		AA	A	BBB

Opening PDL balance	Nil		Nil	Nil	Nil
Losses this quarter	-		-	-	-
PDL top up from revenue income	-		-	-	-
Closing PDL balance	Nil	Nil	Nil	Nil	Nil

Start up loan outstanding	Opening balance		Repayment	Interest Added	Closing balance

Initial start up loan (incl. accrued interest)	-		-	-	-
Second start up loan (incl. accrued interest)	-		-	-	-
Third start up loan	-		-	-	-
Fourth start up loan	-		-	-	-
Fifth start up loan	-		-	-	-
Sixth start up loan	-		-	-	-
Seventh start up loan	-		-	-	-
Eigth start up loan	-		-	-	-
Master Issuer 2007-1 start-up loan	78,358		31,975	1,118	47,500
Closing balance	78,358		31,975	1,118	47,500

Liquidity facility

Liquidity facility limit	25,000
Liquidity facility drawn	-
Liquidity facility available	25,000

Holmes Trustees Limited
Profit & Loss Account
Period Ended 15 October 2007

	This Quarter	Prior Quarter
	£'000	£'000

Interest receivable - Mortgages	594,833	566,120
Interest receivable - Cash Deposits	10,133	9,558
	604,966	575,678

Interest payable - Mortgages	(594,833)	(566,120)
Interest payable - Cash Deposits	(10,133)	(9,558)
	(604,966)	(575,678)

Net operating income	-	-

Fees receivable	6,871	6,344
Fees payable	(6,871)	(6,344)

Operating expenses	(6,852)	(5,709)
Provision charges	(649)	2,998
Other income	7,501	2,711

Profit on ordinary activities before taxation	-	-

Taxation

Profit on ordinary activities after taxation	-	-

Dividend	-	-

Retained profit brought forward	-	-

Retained profit carried forward	-	-

Holmes Trustees Limited
Balance Sheet
Period Ended 15 October 2007

	£'000	£'000

Fixed asset investments
Mortgage loans secured on residential property		39,558,895

Current assets
Bank interest receivable	1,909
Cash at bank	408,052
Amounts due from Seller	39,917
Other debtors
Accrued interest receivable	93,158
	543,036

Creditors: Amounts falling due within one year
Amounts due to Funding	134,982
Sundry creditors	-
	134,982

Net current assets		408,054

Total assets less current liabilities		39,966,949

Creditors: Amounts falling after more than one year
Seller share of mortgage loans		(16,669,865)
Funding share of mortgage loans		(22,889,030)

Seller share of cash at bank		(408,052)
Funding share of cash at bank		-

Net assets		-

Capital and reserves
Share capital (£2)		-
Reserves		-
		-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 1) PLC

Dated: 29 November 2007	By / s / Jessica Petrie
(Authorised Signatory)